UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform that the National Green Tribunal vide its order dated December 15, 2018 has allowed us to resume operations of our Copper Smelter at Thoothukudi and directed the Tamil Nadu Pollution Control Board (TNPCB) to pass fresh order of renewal of consent and restoration of electricity supply for our operations within 3 weeks from the date of the order.

We will study the order in detail and shall take all the steps required to restart the operations as per guidelines given by the Honourable Court.

We have been operating our Smelter with the best-in-class technology adopting best practices followed globally and shall continue to do so.

We request you to kindly take the above information on record. We shall keep you informed of any further development.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2018

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer